APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pizza Grace to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pizza Grace competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pizza Grace's core business or the inability to compete successfully against the with other competitors could negatively affect Pizza Grace's financial performance.

REAL ESTATE RISK

Pizza Grace is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Pizza Grace is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

LIMITED OPERATING HISTORY

Pizza Grace is a newly established entity and has no history for prospective investors to consider.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Pizza Grace's management or vote on and/or influence any managerial decisions regarding Pizza Grace. Furthermore, if the founders or other key personnel of Pizza Grace were to leave Pizza Grace or become unable to work, Pizza Grace (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Pizza Grace and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Pizza Grace is a newly established entity and therefore has no operating history from which forecasts could be projected with.

THE COMPANY MIGHT NEED MORE CAPITAL

Pizza Grace might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pizza Grace is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT PIZZA GRACE

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pizza Grace's financial performance or ability to continue to operate. In the event Pizza Grace ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Pizza Grace needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Pizza Grace or management), which is responsible for monitoring Pizza Grace's compliance with the law. Pizza Grace will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Pizza Grace is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Pizza Grace fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Pizza Grace, and the revenue of Pizza Grace can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Pizza Grace to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.